Exhibit 1

August 7, 2002

Dear Shareholder:

It has come to our attention that you may have received offers from Peachtree Partners and/or MacKenzie Patterson, Inc. to purchase up to 1.5% of the total outstanding shares of American Spectrum Realty, Inc. for $4.50 or $6.00 per share, respectively. We recommend that you reject the tender offer.

You should note that Peachtree Partners and MacKenzie Patterson, Inc. appear to be related companies. In their offer documents, they both use the same address and phone numbers to contact them. However, they are making offers at different prices. The offer by Peachtree Partners at $4.50 per share fails to disclose to shareholders of American Spectrum that a related party is making an offer at a higher price. We believe that this is misleading. Further, we believe that these simultaneous tender offers at different prices may violate SEC regulations.

"Mini-tender" offers—tender offers for less than five percent of a company's stock—have been increasingly used to catch investors off guard. Many investors who hear about mini-tender offers surrender their securities without investigating the offer, assuming that the price offered includes the premium usually present in larger, traditional tender offers. Investors later learn that they cannot withdraw from the offer and may end up selling their securities at below-market prices. You should scrutinize the mini-tender offers carefully.

There are no withdrawal or rescission rights in connection with these mini-tender offers. With most mini-tender offers, investors typically feel pressured to tender their shares quickly without having solid information about the offer or the people behind it. Investors are often shocked to learn that they generally cannot withdraw from mini-tender offers.

You should note that Peachtree Partners and MacKenzie Patterson, Inc. are offering to pay $4.50 and $6.00 per share, respectively while the trading price for American Spectrum Realty, Inc. stock for the last 30 days ranges from $7.00 to $7.40 per share. Some bidders make mini-tender offers at below-market prices, hoping that they will catch investors off guard if the investors do not compare the offer price to the current market price.

We recommend that you take the following steps when considering this mini-tender offer:

Find out the "final" tender offer price after all deductions are taken. In some tender offers, you may get a lower price because deductions are taken from the tender offer price for dividend payments. Also, some bidders in mini-tender offers fail to disclose clearly that certain fees or expenses may also be deducted from the offer price. You should also note that there could be a substantial delay between the date of the tender offer and the date when you receive payment, should you decide to accept the offer.

Consult with your broker or other financial adviser. Make sure you understand the terms of the tender offer before tendering your shares. Ask for any additional written information that may be available.

If you want to sell your shares, determine where you can get your best price. Check all your alternatives for selling your securities. For instance, compare how much you will receive if you sell through a broker versus the tender offer. You should also carefully review the terms of the agreements Peachtree Partners and MacKenzie Patterson, Inc. are requiring you to execute in connection with their tender offer. For example, they are requiring you to agree that any dispute will be resolved by binding arbitration in Oakland, California.

For the foregoing reasons, we recommend that you reject the tender offer.

                      Sincerely,
                      AMERICAN SPECTRUM REALTY, INC